Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47880

PROSPECTUS SUPPLEMENT NO. 3
(To the Prospectus dated November 17, 2000)

                                IVOICE.COM, INC.
                          ----------------------------

                              STICKER SUPPLEMENT TO
                                   PROSPECTUS


        This prospectus supplement relates to the resale of shares of our Class A common stock by Swartz Private Equity, LLC. You should read this prospectus supplement in conjunction with the prospectus dated November 17, 2000, along with any other prospectus supplements. This prospectus supplement is incorporated by reference into the prospectus and all terms used herein shall have the meaning assigned to them in the prospectus.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITY COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THIS STICKER IS PART OF THE PROSPECTUS AND MUST ACCOMPANY THE PROSPECTUS TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

        The information in the prospectus appearing under the headings "Market for Common Equity" and "Management's Discussion and Analysis or Plan of Operation" and the Financial Statements of the Company in the prospectus are replaced by adding the information appearing in the table below:


            The date of this prospectus supplement is April 30, 2001

                            Market For Common Equity

        Our common stock is quoted on the OTC Bulletin Board under the symbol "IVOC." The following table shows the high and low closing prices for the periods indicated.

                                 High                            Low
                                 ----                            ---
       1999

       First Quarter (1)            --                              --
       Second Quarter (1)        $0.6875                         $0.3200
       Third Quarter             $0.3300                         $0.1250
       Fourth Quarter            $0.3400                         $0.1250

       2000

       First Quarter             $5.9375                         $0.2900
       Second Quarter            $2.2812                         $0.3438
       Third Quarter             $0.7031                         $0.3281
       Fourth Quarter            $0.4900                         $0.0950

        (1) Trading prices are only available for the period commencing May 28, 1999.

        As of December 31, 2000, the number of record holders of our common shares was approximately 344. All of the issued and outstanding shares of our common stock were issued in accordance with an exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

        To date, we have never paid a dividend. We have no plans to pay any dividends in the near future. We intend to retain all earnings, if any, for the foreseeable future, for use in our business operations.

            Management's Discussion and Analysis or Plan of Operation

        This discussion and analysis of our financial condition and results of operations includes "forward-looking" statements that reflect our current views with respect to future events and financial performance. We use words such as we "expect," "anticipate," "believe," and "intend" and similar expressions to identify forward-looking statements. You should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, and you should not rely unduly on these forward looking statements. We will not necessarily update the information inthis discussion if any forward-looking statement later turns out to be inaccurate.

        This discussion and analysis of financial condition and results of operations should be read in conjunction with our Financial Statements included in this prospectus.

Plan of Operation.

        In the next twelve months, the Company expects to experience an increase in sales volume based upon its efforts in developing agreements with telephony dealers, distributors and OEM manufactures, and an increase in demand for speech-enabled telephony products. The Company also anticipates an improved profit margin resulting from an 8% drop in the overall hardware cost of a basic turnkey Auto Attendant system.

        The Company expects its Research & Development efforts will produce better product reliability and added features to existing products available for sale and complete current development projects in the next several months.

        The Company intends to hire additional personnel in the next twelve months particularly in the sales department subject to budgetary permissibility.

December 31, 2000 compared to December 31, 1999

         Sales for the year ended December 31, 2000 were $723,046, a decrease of $53,727 or 6.9% over the prior year's sales of $776,773. The decrease was a result of $128,150 in unrecognized revenues on the installation of an Integrated Voice Response system, at a single customers location, which was expected to be completed in 2000 but remains deferred due to the customer's refusal to accept the balance of their installation contract. Additionally, in the fourth quarter of 2000, the Company focused its efforts on developing distribution relationships with telephony dealers and OEM manufacturers with intentions of promoting and reselling the Company's Speech-enabled Auto Attendant. Under the non-binding agreements, these dealers may use and install the Auto Attendant, for their own internal use as demonstration of the product, free of iVoice licensing fees, provided the introductory greeting clearly states that the caller is being answered by an iVoice product. For a period of one (1) year from date of the agreement, if the dealer sells at least one iVoice product, the dealer can continue to use the Auto Attendant free of charge, otherwise the dealer will purchase the product license to continue to use the Auto Attendant or return the product. We feel confident the evaluation and acceptance of iVoice products by these telephony dealers will enable the Company to leverage existing telephony distribution channels and produce desired revenue results in the near future.

        The Company's gross profit for the year ended December 31, 2000 decreased $76,305 or 15.4% compared to December 31, 1999, to $420,151 from $496,456 in 1999. The Company's gross margin percentage for the twelve months ended December 31, 2000 was 58.1% versus 63.9% for the prior year. This represents a 9% decrease over the gross profit percentage recorded for the same prior year period. This decrease is a result of constant labor costs allocated to cost of goods sold relative to lower revenues in the current year.

        Operating expenses decreased from $6,514,361 for the year ended December 31, 1999 to $2,678,310 for the year ended December 31, 2000 or an decrease of $3,836,051 or 58.9%. The prior year included non-recurring expenses totaling $5,028,000, which consisted of a $4,800,000 legal settlement charge and $228,000 in merger costs which were not incurred in the current year. Excluding the non-recurring expenses of the prior year, operating expenses reflects an increase of $1,191,949 or 80.2% versus the same period of the prior year. This increase was the result of $423,467 in research & development costs not incurred in 1999 and an increase in general & administrative expenses of

$484,412 and an increase in selling expenses of $202,565. The predominant increase in each of these categories overall was an increase in payroll and employee benefit costs.

        The net loss from operations for the year ending December 31, 2000 was $2,258,159 compared to $6,017,905 for the year ended December 31, 1999. This decrease of $3,836,051 was a result of the factors discussed above.

        Other expense, comprised only of interest expense, increased $596,761 to $633,220 in the year ended December 31, 2000 compared to $36,459 in 1999. The year ended December 31, 2000 reflects interest and discount amortization on the Company's 12% convertible debentures which were outstanding for most of the year 2000 and were only partially outstanding in the fourth quarter if the prior year.

Liquidity and Capital Resources

        On August 17, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. The investment agreement entitles us to issue and sell our Class A common stock from time to time for up to an aggregate of $20 million. This amount will be increased to $40 million if our shares are quoted on the Nasdaq SmallCap Market or National Market and if the lowest closing price of our common stock for the 15 trading days immediately preceding listing is at least $2.50. The investment agreement is effective for a maximum of three years from the effective date of the registration statement filed on Form SB-2.

        This financing allows us to issue common stock at our discretion as often as monthly as funds are needed in amounts based upon certain market conditions, and subject to an effective registration statement. The pricing of each common stock sale is based upon current market prices at the time of each draw down, and iVoice may set a floor price for the shares at our discretion.

        Additionally, we also fund our operations from time to time from loans from our principal stockholder that in the aggregate, amounted to $648,078 at December 31, 2000.

        We are operating on a negative cash flow basis and anticipate that we will require ongoing financing using the Swartz financing, alternative financing and/or loans from our principal shareholder. There is no assurance that either of these financing arrangements will enable us to meet our operating funding requirements. Accordingly, our sources of financing are uncertain if the desired proceeds from the Swartz equity financing arrangement is not obtained, or if our principal shareholder does not loan any additional funds to the Company to meet our obligations.

                          INDEX TO FINANCIAL STATEMENTS

                              FINANCIAL STATEMENTS
                                December 31, 2000

Item                                                                        Page
----                                                                        ----

Independent Auditors' Report.............................................   F-1
Balance Sheets as of December 31, 2000 and 1999..........................   F-2
Statements of Operations for the years ended December 31, 2000 and 1999.. F-3 Statements of Stockholders' Deficiency for the years ended December 31,
  2000 and 1999 ......................................................... F-4-7
Statements of Cash Flows for the years ended December 31, 2000 and 1999.............................................................. F-8-10
Notes to Financial Statements.......................................... F-11-28

                          Mendlowitz Weitsen, LLP, CPAs
               K2 Brier Hill Court, East Brunswick, NJ 08816-3341
            Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com


                          INDEPENDENT AUDITOR'S REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS' OF iVOICE.COM, INC.

Matawan, New Jersey

We have audited the accompanying balance sheet of iVoice.com, Inc. as of December 31, 2000, and the related statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of iVoice.com, Inc. as of December 31, 1999, were audited by other auditors whose report dated April 24, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iVoice.com, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a), the Company had a loss and a negative cash flow from operations along with negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in
Note 1(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                        MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
March 2, 2001
                                iVOICE.COM, INC.
                                 BALANCE SHEETS

                                                                                          December 31,
                                                                                       2000           1999
                                                                                    -----------    -----------
                             ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                         $    55,349    $   195,861
  Accounts receivable, net of allowance for
   doubtful accounts of $31,025 and $50,000                                             292,554        599,026
  Inventory                                                                              20,228         10,140
  Prepaid expenses and other current assets                                             164,711         52,100
  Debt issue costs                                                                           --        362,541
                                                                                    -----------    -----------
Total current assets                                                                    532,842      1,219,668
                                                                                    -----------    -----------

PROPERTY AND EQUIPMENT, net                                                             140,921         55,408
                                                                                    -----------    -----------

OTHER ASSETS
  Software license costs, net of accumulated amortization of $163,200 and $54,400       380,800        489,600
  Financing costs, net of accumulated amortization of $1,297                            118,370             --
  Intangible assets, net of accumulated amortization of $7,917                          254,584             --
  Deposits and other assets                                                              13,900             --
                                                                                    -----------    -----------
     Total other assets                                                                 767,654        489,600
                                                                                    -----------    -----------

     TOTAL ASSETS                                                                   $ 1,441,417    $ 1,764,676
                                                                                    ===========    ===========

               LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
   Obligations under capital leases - current                                       $    28,339    $        --
   Accounts payable and accrued expenses                                                566,337        181,754
   Legal settlement payable                                                                  --      4,800,000
   Due to related parties                                                               648,078         21,000
   Convertible debentures                                                               337,000        350,000
   Billings in excess of estimated costs on uncompleted contracts                       170,227        567,300
                                                                                    -----------    -----------
      Total current liabilities                                                       1,749,991      5,920,054

LONG-TERM DEBT
   Obligations under capital leases - non-current                                        48,945             --
                                                                                    -----------    -----------
      Total liabilities                                                               1,798,936      5,920,054
                                                                                    -----------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY
   Common stock, Class A - par value $.01; authorized 150,000,000 and 75,000,000
    shares, 103,969,715 and 54,093,663 shares issued and outstanding                  1,039,697        540,937
   Common stock, Class B - no par value; authorized 700,000
    shares, 364,000 and 700,000 shares issued and outstanding                                37             70
   Additional paid in capital                                                         7,586,182      1,395,671
   Accumulated deficit                                                               (8,983,435)    (6,092,056)
                                                                                    -----------    -----------
      Total stockholders' deficiency                                                   (357,519)    (4,155,378)
                                                                                    -----------    -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                                $ 1,441,417    $ 1,764,676
                                                                                    ===========    ===========

The accompanying notes are an integral part of the financial statement.

                                iVOICE.COM, INC.
                            STATEMENTS OF OPERATIONS

                                                               For the Years Ended
                                                                   December 31,
                                                              2000            1999
                                                           -----------    -----------
SALES, net                                                 $   723,046    $   776,773

COST OF SALES                                                  302,895        280,317
                                                           -----------    -----------

GROSS PROFIT                                                   420,151        496,456
                                                           -----------    -----------

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES
   Selling expenses                                            371,272        168,707
   General and administrative expenses                       1,662,142      1,177,730
   Research and development                                    423,467             --
   Bad debt expense                                             75,195         39,874
   Provision for obsolescence                                       --         31,000
   Non-recurring expenses (see Note 12)                             --      5,028,000
   Depreciation and amortization                               146,234         69,050
                                                           -----------    -----------

      Total selling, general and administrative expenses     2,678,310      6,514,361
                                                           -----------    -----------

LOSS FROM OPERATIONS                                        (2,258,159)    (6,017,905)

OTHER EXPENSE
   Interest expense                                           (633,220)       (36,459)
                                                           -----------    -----------

LOSS BEFORE INCOME TAXES                                    (2,891,379)    (6,054,364)

PROVISION FOR INCOME TAXES                                          --             --
                                                           -----------    -----------

NET LOSS                                                   $(2,891,379)   $(6,054,364)
                                                           ===========    ===========

NET LOSS PER COMMON SHARE
   Basic                                                   $      (.03)   $      (.20)
                                                           ===========    ===========
   Diluted                                                 $      (.03)   $      (.20)
                                                           ===========    ===========

                                iVOICE.COM, INC.
                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                            Common Stock Class A        Common Stock Class B
                                                            Shares        Amount         Shares       Amount
                                                            ------        ------         ------       ------
Balance at January 1, 2000                                54,093,663   $   540,937       700,000    $        70

Issuance of common stock for legal settlement              2,000,000        20,000            --             --

Issuance of common stock for services                        848,718         8,487            --             --

Issuance of common stock for exercise of stock options     9,100,000        91,000            --             --

Issuance of common stock for cash                          3,240,047        32,400            --             --

Issuance of common stock for compensation                     80,000           800            --             --

Issuance of convertible debentures                                --            --            --             --

Issuance of stock on conversion of Class B shares         33,600,000       336,000      (336,000)           (33)

Issuance of stock on debenture conversion                  1,007,287        10,073            --             --


Net loss for the year ended December 31, 2000                     --            --            --             --
                                                         -----------   -----------   -----------    -----------


Balance at December 31, 2000                             103,969,715   $ 1,039,697       364,000    $        37
                                                         ===========   ===========   ===========    ===========

                                iVOICE.COM, INC.
               STATEMENTS OF STOCKHOLDERS' DEFICIENCY (Continued)
                  FOR THE YEARS ENDED DECEMBER 31, 2000 AND1999

                                                          Additional                        Total
                                                           Paid in       Accumulated    Stockholders'
                                                           Capital         Deficit       Deficiency
                                                           -------         -------       ----------
Balance at January 1, 2000                               $ 1,395,671    $(6,092,056)   $(4,155,378)

Issuance of common stock for legal settlement              4,480,000             --      4,500,000

Issuance of common stock for services                        509,668             --        518,155

Issuance of common stock for exercise of stock options       228,166             --        319,166

Issuance of common stock for cash                            936,579             --        968,979

Issuance of common stock for compensation                     69,138             --         69,938

Issuance of convertible debentures                           150,000             --        150,000

Issuance of stock on conversion of Class B shares           (335,967)            --             --

Issuance of stock on debenture conversion                    152,927             --        163,000

Net loss for the year ended December 31, 2000                     --     (2,891,379)    (2,891,379)
                                                         -----------    -----------    -----------

Balance at December 31, 2000                             $ 7,586,182    $(8,983,435)   $  (357,519)
                                                         ===========    ===========    ===========

                                iVOICE.COM, INC.
                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                 Common Stock Class A       Common Stock Class B
                                                  Shares       Amount         Shares     Amount
                                                  ------       ------         ------     ------
Balance at January 1, 1999                      10,000,000   $  100,000      400,000   $       40

Acquisition of net asset of Visual              36,932,364      369,324      300,000           30

Issuance of common stock for
 software license costs                          3,200,000       32,000           --           --

Issuance of common stock for services            2,630,000       26,300           --           --

Issuance of common stock for exercise
 of stock options                                  100,000        1,000           --           --

Issuance of common stock for cash                  981,299        9,813           --           --

Issuance of common stock for compensation          250,000        2,500           --           --

Issuance of stock options as compensation               --           --           --           --

Issuance of convertible debentures                      --           --           --           --

Net loss for the year ended December 31, 1999           --           --           --           --
                                                ----------   ----------   ----------   ----------

Balance at December 31,1999                     54,093,663   $  540,937      700,000   $       70
                                                ==========   ==========   ==========   ==========

                                iVOICE.COM, INC.
                STATEMENT OF STOCKHOLDERS' DEFICIENCY (Continued)
                  FOR THE YEARS ENDED DECEMBER 31, 2000 AND1999


                                                  Additional                        Total
                                                    Paid in       Accumulated    Stockholders'
                                                    Capital         Deficit       Deficiency
                                                    -------         -------       ----------
Balance at January 1, 1999                      $   (85,289)   $   (37,692)   $   (22,941)

Acquisition of net asset of Visual                 (231,354)            --        138,000

Issuance of common stock for
 software license costs                             512,000             --        544,000

Issuance of common stock for services               264,500             --        290,800

Issuance of common stock for exercise
 of stock options                                    13,000             --         14,000

Issuance of common stock for cash                   231,314             --        241,127

Issuance of common stock for compensation            85,000             --         87,500

Issuance of stock options as compensation           256,500             --        256,500

Issuance of convertible debentures                  350,000             --        350,000

Net loss for the year ended December 31, 1999            --     (6,054,364)    (6,054,364)
                                                -----------    -----------    -----------

Balance at December 31, 1999                    $ 1,395,671    $(6,092,056)   $(4,155,378)
                                                ===========    ===========    ===========

                                iVOICE.COM, INC.
                            STATEMENTS OF CASH FLOWS

                                                              For the Years Ended
                                                                 December 31,
                                                             2000           1999
                                                          -----------    -----------
CASH FLOW FROM OPERATING ACTIVITIES
  Net loss                                                $(2,891,379)   $(6,054,364)
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating activities
  Depreciation and amortization                               147,531         69,050
  Bad debt expense                                             75,195         42,500
  Provision for obsolescence                                       --         31,000
  Legal settlement                                                 --      4,500,000
  Debt issue costs                                            544,041         32,959
  Common stock issued for services                            518,155        290,800
  Common stock issued for compensation                         69,938         56,500
  Stock options issued as compensation                             --        256,500
     Changes in certain assets and liabilities:
     (Increase) decrease in accounts receivable               231,277       (594,661)
     (Increase) decrease in inventory                         (10,088)        81,191
     Decrease in other assets                                  23,489             --
     Increase in accounts payable and accrued expenses        384,583         49,638
     Increase (decrease) in legal settlement payable         (300,000)       300,000
     Increase (decrease) in billings in excess of costs
       on uncompleted contracts                              (397,063)       567,300
                                                          -----------    -----------
  Total cash used in operating activities                  (1,604,321)      (371,587)
                                                          -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                          (22,135)        (1,189)
  Purchase of goodwill & intangibles                         (382,168)            --
                                                          -----------    -----------
Total cash used in investing activities                      (404,303)        (1,189)
                                                          -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                                    818,979        255,127
  Proceeds from stock option exercise                         319,166             --
  Proceeds from related party loans                           627,078             --
  Prepaid offering and debt issue costs                       (31,500)       (95,500)
  Repayment of notes payable                                       --        (12,318)
  Repayment of capital leases payable                         (15,611)            --
  Sale of convertible debentures                              150,000        350,000
                                                          -----------    -----------
Total cash provided by financing activities                 1,868,112        497,309
                                                          -----------    -----------

NET INCREASE (DECREASE) IN CASH AND  CASH EQUIVALENTS        (140,512)       124,533

CASH AND CASH EQUIVALENTS - beginning                         195,861         71,328
                                                          -----------    -----------
CASH AND CASH EQUIVALENTS - end                           $    55,349    $   195,861
                                                          ===========    ===========

CASH PAID DURING THE YEAR FOR:
  Interest expense                                        $     7,590    $    41,708
                                                          ===========    ===========
  Income taxes                                            $        --    $        --
                                                          ===========    ===========

                                iVOICE.COM, INC.
                      STATEMENTS OF CASH FLOWS (Continued)
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

      For the Year Ended December 31, 2000
      ------------------------------------

      a) On February 10, 2000, the Company converted a $4,500,000 legal settlement payable into 2,000,000 shares of its restricted Class A common stock.

      b) On January 10 and February 2, 2000, the Company issued $100,000 and $50,000 respectively, of its 12% convertible debentures exercisable at a 50% conversion price. The 50% conversion discount totaling $150,000 was recorded as a prepaid debt issue cost and will be amortized over the life of the debt.

      c) During the year ended December 31, 2000, the Company issued 848,718 shares of its restricted Class A common stock for services valued at $518,155.

      d) On April 24, 2000, the Company issued 50,000 shares of its restricted Class A common stock to Corporate Architects, Inc. with a value of $46,875 as a referral fee for the purchase of ThirdCAI, Inc. ("ThirdCAI").

      e) During the year ended December 31, 2000, the Company issued 80,000 shares of its restricted Class A common stock as compensation valued at $69,938.

      f) During the year ended December 31, 2000, the Company purchased equipment under capital leases totaling $92,895.

      For the Year Ended December 31, 1999
      ------------------------------------

      a) On May 21, 1999, the Company executed a Reorganization Agreement that provided that the Company and International Voice Technologies, Corp. ("IVT") would be merged and the Company would be the surviving entity. In connection with the merger transaction, the sole stockholder of IVT, received the following:

                i) 10,000,000 shares of the Company's Class A common stock and
                ii)400,000 shares of the Company's Class B common stock.

      b) On May 14, 1999, the Company issued 9,000,000 stock options to purchase the Company's class A common stock for $.033 per share.

      c) On June 15, 1999, the Company issued 250,000 shares of Class A common stock ($87,500 value) in relation to an employee agreement.

                                iVOICE.COM, INC.
                      STATEMENTS OF CASH FLOWS (Continued)
                           DECEMBER 31, 2000 AND 1999


      d) On June 25, 1999, the Company issued 3,200,000 shares of Class A common stock valued at .17 per share or $544,000 in connection with the purchase of pre-developed software codes.

      e) In connection with the Reorganization Agreement, the stock price was calculated using an average of the share price before the merger when the agreement was accepted. A consulting company received 2,000,000 shares of the Company's Class A common stock, valued at .114 per share or $228,000 for services performed during April and May 1999.

      f) The Company issued 230,000 shares of its Class A common stock valued at $30,800 for services performed relating to the merger during May 1999.

      g) The Company issued 400,000 shares of its Class A common stock for legal services valued at $32,000 for services performed relating to the merger during April and May 1999.

      h) The Company incurred non-cash debt issue costs totaling $350,000 in relation to their 50% discount on the issuance of the 12% convertible bonds (see Note 7).

      i) As described in Note 12, the Company issued 2,000,000 shares of its Class A common stock valued at $4,500,000 in relation to a legal settlement.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

      a)    Basis of Presentation
            ---------------------
            Certain amounts in the financial statements for 1999 have been reclassified to conform to the presentation in 2000

            The accompanying financial statements include the accounts of iVoice.com, Inc. (the "Company" or "iVoice"), formerly known as Visual Telephone International, Inc. ("Visual") which was incorporated under the laws of Utah on December 2, 1995, subsequently changed to Delaware.

            Effective May 21, 1999, Visual and International Voice Technologies, Corp. ("IVT") entered into a merger agreement whereby the Company would be the surviving entity (see Note 2 for Reorganization). As a result, IVT's former stockholder obtained control of Visual. For accounting purposes, this acquisition has been treated as a re-capitalization of IVT.

            The 1999 financial statements presented include only the accounts of IVT through May 21, 1999, and that of iVoice (Visual and IVT merged) from May 22, 1999 through December 31, 1999.

            The Company is publicly traded and is currently traded on the Over The Counter Bulletin Board ("OTCBB") under the symbol "IVOC".

            As reflected in the accompanying financial statements, the Company had a loss and a negative cash flow from operations as well as a negative working capital as of December 31, 2000 and 1999. These matters raise substantial doubt about the Company's ability to continue as a going concern.

            In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn, is dependent upon the Company's ability to continue to raise capital and generate positive cash flows from operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

            Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

                  o On August 17, 2000, the Company entered into an investment agreement with Swartz Private Equity, LLC. The investment agreement entitles the Company to issue and sell its Class A common stock from time to time for up to an aggregate of $20,000,000. The investment agreement will be effective for a maximum of three years commencing November 17, 2000, the effective date of the registration statement filed to register the stock under the agreement. This financing will allow iVoice to issue common stock and warrants at the Company's discretion as often as monthly as funds are needed in amounts based upon certain market conditions, and subject to an effective registration statement. The pricing of each common stock sale is based upon current market prices at the time of each drawdown, and iVoice may set a floor price for the shares at the Company's discretion. There is no assurance that this financing arrangement will enable the Company to implement their long-term growth strategy. Accordingly, the sources of financing are uncertain if the desired proceeds from the Swartz equity financing arrangement is not obtained.

                  o Re-negotiate the penalty terms relating to their 12% convertible debentures (see Note 7).

                  o Structure arrangements for the provision of services by outside consultants and third party providers in a manner which reserves the cash flow of the Company, such as through agreements which require those consultants or service providers to take a portion of any agreed-upon fee in stock or stock options.

                  o Expand the technical staff which will enable the Company to develop and integrate new technology with their existing technology.

                  o Expand the sales force to help increase sales through direct sales to customers as well as reseller channels.

         b)    Line of Business
               ----------------
               The Company is a communication company primarily engaged in the development, manufacturing and marketing of voice recognition and computer technology communication systems for small-to-medium sized businesses and corporate departments. The technology allows these businesses to communicate more effectively by integrating their traditional office telephone systems with voicemail, automated attendant and interactive voice response ("IVR") functions. IVR products allow information in PC databases to be accessed from a standard touch-tone telephone system. The Company sells its products directly to business customers, through Dealer and Reseller channels as well
                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

               as through OEM agreements with certain telecommunications and networking companies throughout the United States.

         c)    Use of Estimates
               ----------------
               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         d)    Revenue Recognition
               -------------------
               The Company obtains its income primarily from the sale of its voice recognition and computer technology communication systems. Revenue for systems which require customization to meet a customer's specific needs or technical requirements, is recognized by the contract method of accounting, using percentage of completion. Progress toward completion is measured by costs incurred to date as a percentage of total estimated costs for each contract. Under the percentage of completion method, the liability "Billings in excess of costs and estimated earnings", represents billings in excess of revenues earned. The completed contract method is used for systems, which do not require customization or installation. The Company recognizes revenue from support services at the time the service is performed or over the period of the contract for maintenance/support.

         e)    Advertising Costs
               -----------------
               Advertising costs are expensed as incurred and are included in selling expenses. For the years ended December 31, 2000 and 1999, advertising expense amounted to $88,881 and $42,136, respectively.

         f)    Cash and Cash Equivalents
               -------------------------
               The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

         g)    Concentration of Credit Risk
               ----------------------------
               The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

         h)    Inventory
               ---------
               Inventory, consisting primarily of system components such as computer components, voice cards, and monitors, is valued at the lower of cost or market. Cost is determined on a first-in, first-out basis.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

          i)   Property and Equipment
               ----------------------
               Property and equipment is stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally five to seven years. Maintenance and repairs are charged to expense as incurred.

         j)    Software License Cost
               ---------------------
               Software license costs are recorded at the lower of cost or fair market value as of the date of purchase. These costs represent the purchase of various exploitation rights to certain software, pre-developed codes and systems patented by Parwan Electronics, Corp. ("Parwan"), a non-related third party. These costs are capitalized pursuant to Statement of Financial Accounting Standards ("SFAS") 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", and are being amortized using the straight-line method over a period of five years. As described later in Note 1, the Company has adopted SFAS No. 121. The carrying value of software license costs are regularly reviewed by the Company and a loss would be recognized if the value of the estimated un-discounted cash flow benefit related to the asset falls below the unamortizated cost. No impairment loss was recognized as of December 31, 2000.

         k)    Income Taxes
               ------------
               Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

         l)    Offering Costs
               --------------
               Offering costs consist primarily of professional fees. These costs are charged against the proceeds of the sale of common stock in the periods in which they occur. As of December 31, 2000 and 1999 the Company had prepaid offering costs totaling $-0- and $50,000, respectively.

         m)    Debt Issue Costs
               ----------------
               Debt issue costs represent various commissions paid and the estimated cost of the 50% conversion discount feature relating to the issuance of the Company's convertible debentures. These costs were being amortized over the life of the debt and is included in interest expense (see Note 7).

         n)    Fair Value of Financial Instruments
               -----------------------------------
               The carrying value of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses and deferred revenue approximates fair value due to the relatively short maturity of these instruments.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

         o)    Long-Lived Assets
               -----------------
               SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined that an impairment loss should not be recognized for applicable assets of continuing operations.

         p)    Earnings Per Share
               ------------------
               SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS").

               The computation of basic EPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The shares used in the computations are as follows:

                                                        As of December 31,
                                                       2000           1999
                                                       ----           ----
               Basic and Diluted EPS               87,034,303      30,500,000
                                                   ==========      ==========

         q)    Comprehensive Income
               --------------------
               SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. As of December 31, 2000 and 1999, the Company has no items that represent comprehensive income, and thus, has not included a statement of comprehensive income.

         r)    Recent Accounting Pronouncements
               --------------------------------
               SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" changes the way public companies report information about segments. SFAS No. 131, which is based on the selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. This statement is effective for the Company's 2000 and 1999 fiscal year. The Company is in the process of evaluating the disclosure requirements under this standard.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

               SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities" requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. While the standard, as amended, must be adopted in the fiscal year beginning after June 15, 2000, its impact on the Company's financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

               Statement of Position ("SOP") No. 98-1 specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement and therefore believes that adoption will not have a material effect on financial condition or operating results.

               SOP No. 98-5 requires that companies write-off defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement and therefore believes that adoption will not have a material effect on financial condition or operating results.

NOTE 2 - CORPORATE REORGANIZATION AND MERGER
--------------------------------------------
               On May 21, 1999, the Company executed a Reorganization Agreement (the "Agreement") that provided that the Company and International Voice Technologies, Corp. ("IVT") would be merged and the Company would be the surviving entity. On May 25, 1999, a certificate of merger was filed with the State of Delaware. In connection with the merger transaction, the sole stockholder of IVT, received the following:

                    i) 10,000,000 shares of the Company's Class A common stock; and

                    ii) 400,000 shares of the Company's Class B common stock.

               In addition, the two controlling stockholders of Visual sold 300,000 shares of the Company's Class B common stock to IVT's sole stockholder and concurrently canceled a total of 2,000,000 shares of their Class A common stock.

               A finder's fee of 2,000,000 shares was issued on August 30, 1999, in connection with the reorganization.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

               The Agreement also provided that certain assets of the Company would be transferred to Communications Research, Inc., ("CRI"), a wholly owned subsidiary of Visual, and that shares of CRI would be distributed pro rata to the Class A stockholders of the Company before the issuance of the 10,000,000 shares to the sole stockholder of IVT. The stock of CRI was distributed at the rate of one share of CRI for four shares of the Company's Class A common stock. On September 18, 2000, CRI filed a registration statement with the U.S. Securities and Exchange commission to provide for the distribution of its shares to former Visual stockholders.

               This merger transaction has been accounted for in the financial statements as a public shell merger. As a result of this transaction the former stockholders of IVT acquired or exercised control over a majority of the shares of Visual. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of IVT and, therefore, these financial statements represent a continuation of the legal entity, IVT, not Visual, the legal survivor. Consequently, the comparative figures are those of iVoice.com, Inc. Because the historical financial statements are presented in this manner, proforma financial statements are not required.

               In accounting for this transaction:

                    i) IVT is deemed to be the purchaser and surviving company for accounting purposes. Accordingly, its net assets are included in the balance sheet at their historical book values;

                    ii) Control of the net assets and business of Visual was acquired effective May 21, 1999 (the "Effective Date"). This transaction has been accounted for as a purchase of the assets and liabilities of Visual by IVT at the fair value of $138,000. The historical cost of the net assets acquired was $90,780. A summary of the assigned values of the net assets acquired is as follows:

                             Cash and cash equivalents     $        191
                             Property and equipment             138,809
                             Accrued expenses                    (1,000)
                                                             ----------
                             Net assets acquired              $ 138,000
                                                               ========
                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

              On April 24, 2000, the Company entered into an agreement and plan of reorganization with all the stockholders of ThirdCAI, another shell company that was a reporting company under the Securities Exchange Act of 1934. In this transaction, which took place by means of a short-form merger, with ThirdCAI's name being changed to iVoice, the Company acquired all the issued and outstanding shares of ThirdCAI in exchange for $150,000, and a finder's fee paid to Corporate Architect, Inc., consisting of 50,000 shares of Class A voting common stock. The fee was negotiated between the Company and ThirdCAI. The purpose of this transaction was to enable the Company's business to be conducted by a reporting company, as pursuant to the "eligibility rule" adopted by the National Association of Securities Dealers, Inc., or "NASD," as only reporting companies may continue to have stock quoted on the OTC Bulletin Board.

NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------
         Property and equipment is summarized as follows:

                                                              December 31,
                                                         2000            1999
                                                   --------------   ------------
               Equipment                           $      56,196    $      8,932
               Leasehold improvements                      8,684               -
               Furniture and fixtures                    123,394          64,312
                                                   -------------    ------------
                                                         188,274          73,244
               Less:  Accumulated depreciation            47,353          17,836
                                                   -------------    ------------
                  Property and equipment, net      $     140,921    $     55,408
                                                   =============    ============

               Depreciation expense for the years ended December 31, 2000 and 1999 was $29,517 and $14,650, respectively.

NOTE 4 - BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS
-----------------------------------------------------------
      Billings in excess of costs and estimated earnings on uncompleted contracts as of December 31, 2000 and 1999 consists of the following:

                                                              December 31,
                                                          2000          1999
                                                      -----------   -----------

            Costs incurred on uncompleted contracts   $    91,735   $         -
              Estimated earnings                          117,488             -
                                                      -----------   -----------
                                                          209,223             -
            Less billings to date                         379,450       567,300
                                                      -----------   -----------
                                                      $  (170,227)  $  (567,300)
                                                      ===========   ===========
                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 5 - INCOME TAXES
---------------------
         The components of the provision for income taxes are as follows:

                                                                December 31,
                                                              2000      1999
                                                            ---------  -------
                  Current Tax Expense
                    U.S. Federal                            $      -  $      -
                    State and Local                                -         -
                                                            ---------  -------
                  Total Current                                    -         -
                                                            ---------  -------

                  Deferred Tax Expense
                    U.S. Federal                                   -         -
                    State and Local                                -         -
                                                             --------  -------
                  Total Deferred                                   -         -
                                                             --------  -------
                  Total Tax Provision from Continuing        $     -   $     -
                    Operations                               ========  =======


               The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                  Federal Income Tax Rate                           (34.0)%
                    Deferred Tax Charge (Credit)                      -
                    Effect on Valuation Allowance                    34.0%
                  State Income Tax, Net of Federal Benefit            -
                                                                ---------
                  Effective Income Tax Rate                           0.0%
                                                                =========

               As of December 31, 2000 and 1999, the Company had net carryforward losses of approximately $3,500,000 and $1,700,000 that can be utilized to offset future taxable income through 2014. Utilization of these net carryforward losses is subject to the limitations of Internal Revenue Code Section 382. Because of the current uncertainty of realizing the benefit of the tax carryforward, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

               Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                             December 31
                                                             -----------
                                                        2000            1999
                                                     -----------   ------------
                  Net Operating Loss Carryforwards   $ 1,190,000   $    578,000
                  Less:  Valuation Allowance          (1,190,000)      (578,000)
                                                     -----------   ------------
                  Net Deferred Tax Assets            $         -   $          -
                                                     ===========   ============
                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

               Net operating loss carryforwards expire starting in 2007 through 2015.

NOTE 6 - DUE TO RELATED PARTY
-----------------------------
               During the period June 1 through June 8, 2000, Jerome R. Mahoney, President and Chief Executive Officer, sold 971,000 shares of the Company's common stock under Rule 144 of the Securities Act of 1933, as amended, realizing $396,798 of aggregate proceeds from these sales. On July 24, 2000, Mr. Mahoney loaned the Company these proceeds pursuant to a loan agreement in order to fund working capital requirements.

               During the period August 24 through September 29, 2000, Mr. Mahoney sold a further 537,000 shares of common stock under Rule 144 realizing $239,118 of aggregate proceeds from these sales. On November 7, 2000, Mr. Mahoney loaned to the Company these proceeds pursuant to a second loan agreement to fund working capital requirements

               Under the terms of the loan agreements, the Company will repay Mr. Mahoney with a number of shares of Class B common stock equal to the number of shares that he sold, plus additional Class B common stock shares to reimburse him for the income tax he paid upon the sale of his shares, plus additional shares with a value equal to interest calculated at the prime rate.

               As of December 31, 2000 the total outstanding principal balance related to amounts loaned to the Company from sales of the Company's common stock, under Rule 144, to Mr. Mahoney amounted to $648,078.

               Also due to Mr. Mahoney and reflected in accrued expenses at December 31, 2000, was unpaid salary of $143,756, unpaid commissions of $34,000 and unpaid expense reimbursements of $7,200, totaling $184,956.

               As of December 31, 1999, due to related parties represented a non-interest bearing advance of $21,000 from Mr. Mahoney.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 7 - CONVERTIBLE DEBENTURES
-------------------------------
               From October 1999 through February 2000, the Company issued convertible debentures consisting of ten notes payable totaling $500,000 bearing interest at 12% per annum and payable on December 1, 2000. These debentures are convertible into shares of the Company's Class A Common Stock at the option of the holder by dividing the outstanding principal and interest by the conversion price which shall equal 50% of the average bid price during the 20 trading days before the conversion date. As of December 31, 2000, $163,000 in principal had been converted into 1,007,287 shares of the Company's Class A common stock leaving an outstanding balance of $337,000. Notes payable totaling $350,000 were outstanding as of December 31, 1999.

               The Company has been advised by several of the debenture holders that the Company has breached the following terms of the debentures: (a) Failure to register, on a timely basis, under the Securities Act of 1933, the shares issuable upon the conversion of the debentures, (b) Registering additional shares other than the shares issuable upon the conversion of the debentures, and
               (c) Failure to provide the debenture holders a perfected security interest in certain assets of the Company pursuant to a Security Agreement that was part of the debenture documentation. The Company is currently in negotiations with the debenture holders to reach settlement terms regarding the penalties for default under the debenture agreements.

NOTE 8 - CAPITAL LEASE OBLIGATIONS
----------------------------------
               During the year ended December 31, 2000, the Company incurred two capital lease obligations totaling $92,895 in connection with the acquisition of computers and office furniture.

               The future minimum lease payments due under the capital leases at December 31, 2000 are follows:

               Lease payable for computer equipment, payable
               at $1,367 per month, including interest at 22.31%.
               Final payment is due June 2003.                        $   31,216

               Lease payable for furniture, payable at $2,151 per
               month, including interest at 20.79%. Final payment
               due April 2003.                                            46,068
                                                                       ---------
               Present value of net minimum lease payments           $    77,284
                                                                      ==========
                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

               The future minimum lease payments                     $    99,075
               Less amount representing interest                          21,791
                                                                      ----------
               Present value of net minimum lease payments                77,284
               Less current portion                                       28,339
                                                                      ----------
               Long term capital lease obligations                  $     48,945
                                                                     ===========

NOTE 9 - COMMITMENTS AND CONTINGENCIES
--------------------------------------
               a) The Company's future net minimum annual aggregate rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                       December 31,
                       ------------
                         2001                                          $ 175,513
                         2002                                             56,223
                                                                       ---------
                       Total                                           $ 231,736
                                                                       =========

                    Rent expense under operating leases for the year ended December 31, 2000 and 1999 was $153,175 and $70,185, respectively.

               b) In April 2000, the Company entered into a two-year lease agreement for their office currently utilized as the corporate headquarters. Monthly lease payments total $11,000.

               c) On May 1, 1999, the Company entered into a five-year employment agreement with its majority stockholder (the "Executive"). He will serve as the Company's Chairman of the Board and Chief Executive Officer for a term of five years. As consideration, the Company agrees to pay the Executive a sum of $180,000 the first year with a 10% increase every year thereafter.

               d) In connection with the Reorganization Agreement, the Company entered into a five-year consulting agreement with one of Visual's Directors (the "Director"). The agreement provided that the Director would receive a fee of $104,000. This agreement was terminated with the Director's resignation on May 16, 2000.

               e) On June 2, 1999, subsequently amended January 11, 2000, the Company entered into a three-year employment agreement, expiring on May 31, 2002, with an employee. As compensation, such employee will receive a base salary of $80,000, 250,000 shares of the Company's Class A common stock and options to purchase 140,000 shares of the Company's Class A common stock.

               f) The Company's revenues for the year ending December 31, 2000 include $140,950 from Celpage, Inc. The amount of the contract dated February 9, 2000 totaled $288,175 for the installation of a 196 port Integrated Voice Response System at the customer's Guaynabo, Puerto Rico location. To date, the Company has received $42,800 for the installation of 24 ports which include all database development costs necessary for the entire installation. Celpage has refused to accept the remaining ports
                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

                    citing a shortfall in their projected subscriber base. The Company's balance sheet at December 31, 2000 reflects accounts receivable of $245,375 and deferred revenues of $147,225 related to this installation. The Company has made attempts to complete the remaining installation by offering incentives in the form of price reductions however, the customer has refused. The matter has been forwarded to the Company's attorneys and believe a lawsuit to be pending to attempt to recover the balance of the contract.

               g) The Company is involved with two law suits in which it is the defendant. One is from an employment agency for placement fees in connection with the hiring of an employee. The Company believes the suit will be dismissed, however, if not, the amount of the claim will not have a material affect on the financial statements. The second is a claim by a sub-leasee of the Company with respect to certain property rights and expenses relating to the tenancy between the Company and this sub-tenant. Management believes the suit will also be dismissed, however, if not, the amount of the claim will not materially affect the financial statements.

NOTE 10 - COMMON STOCK
----------------------
               The company has two classes of common stock:

               a)     Class A Common Stock
                      --------------------
                      Class A common stock consists of 150,000,000 shares at December 31, 2000 and 75,000,000 shares at December 31, 1999, of authorized common stock with a par value of $.01. Class A stock has voting rights of 1 to 100 with respect to Class B stock and as of December 31, 2000 and 1999, 103,969,715 and 54,093,663 were issued and outstanding, respectively.

                      Each holder of Class A common stock is entitled to receive ratably, dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of December 31, 2000, the Company has not paid any dividends on its common stock and do not contemplate doing so in the foreseeable future. The Company anticipates that any earnings generated from operations will be used to finance the growth objectives.

               b)     Class B Common Stock
                      --------------------
                      Class B common stock consists of 700,000 shares of authorized common stock with no intrinsic value. Class B stock has voting rights of 100 to 1 with respect to Class A common stock. As of December 31, 2000 and 1999, 700,000 were authorized with 364,000 and 700,000 issued and outstanding, respectively. Class B common stockholders are not entitled to receive dividends.

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

                      On April 24, 2000, the Company amended its Articles of Incorporation to state that Class B common stock is convertible into its Class A common stock at a conversion rate of one share of Class B for one hundred shares of Class A common stock. The conversion ratio is in relation to the voting ratio.

                      On December 6, 2000, the Company filed Form DEF-14C with the U.S. Securities and Exchange Commission indicating its intention of increasing the authorization of Class A shares to 300,000,000 and Class B shares to 3,000,000.

NOTE 11 - STOCK OPTIONS
-----------------------
               During 1999, the Company issued various options as follows:

               a) On January 5, 1999, issued options to purchase 10,000 share of Class A common stock at $.12 per share expiring in five years.

               b) On January 21, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

               c) On February 5, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

               d) On March 17, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

               e) On April 6, 1999, issued options to purchase 10,000 shares of Class A common stock at $.107 per share expiring in five years.

               f) On May 14, 1999, the Company issued an option to purchase 9,000,000 shares of Class A common stock at $.033 per share expiring in five years. (This option was exercised during
                    2000)

                    During 2000, the Company issued various options as follows:

               g) On August 17, 2000, in connection with a financing agreement with Swartz Private Equity, LLC, the Company issued a warrant to purchase 5,490,000 shares of Class A common stock at $.484 per share The warrant expires in five years on August 16, 2005 and contains strike price reset provisions.

               Options outstanding, except options under employee stock option plan, are as follows as of December 31, 2000:

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

               Expiration Date              Exercise Price       Shares
               ----------------             ---------------     ----------
               January 1, 2001                  .3100            100,000
               January 1, 2001                 1.0000            100,000
               January 1, 2001                 2.0000            200,000
               December 22, 2003                .1000             10,000
               January 5, 2004                  .1200             10,000
               January 21, 2004                 .1177             10,000
               February 5, 2004                 .1430             10,000
               March 17, 2004                   .0869             15,000
               April 6, 2004                    .0583             15,000
                                                                --------
                                                                 470,000

               h)     Employee Stock Option Plan
                      --------------------------
                      During the year ended December 31, 1999, the Company adopted the Employee Stock Option Plan (the "Plan") in order to attract and retain qualified personnel. Under the Plan, the Board of Directors (the "Board"), in its discretion may grant stock options (either incentive or non-qualified stock options) to officers and employees to purchase the company's common stock at no less than 85% of the market price on the date the option is granted. Options generally vest over four years and have a maximum term of five to ten years. During the year ended December 31, 1999, 20,000,000 shares were reserved for future issuance under the plan of which 9,510,000 shares were granted in 1999 and 254,000 in 2000, for total of 9,764,000 shares. At December 31, 2000, a total of 764,000 options were to purchase Class A common shares were outstanding and held by company employees. The exercise prices ranged from $0.29 to $3.75 per share. All options issued to employees vest at 25% per year and expire in 5 years.

               As of December 31, 2000, employee stock options exercised are as follows:

                  Optionee            Exercised         # Shares        Price
               --------------       ---------------     --------        -----
               Joel Beagleman          03/20/00          9,000,000      0.033

               The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations in accounting for its plan. It does not recognize compensation expense for its stock-based compensation plan other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be increased to the proforma amounts indicated below:

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

                                                         For The Year Ended,
                                                             December 31,
                                                     -------------------------
                                                         2000         1999
                                                     -----------   -----------
               Net Loss
                  As Reported                        $(2,891,379)  $(6,054,364)
                                                     ===========   ===========
                  Proforma                           $(3,296,417)  $(6,336,785)
                                                     ===========   ===========

               Basic Loss Per Share
                  As Reported                        $     (.03)   $     (.20)
                                                     ===========   ===========
                  Proforma                           $     (.04)   $     (.21)
                                                     ===========   ===========

               These proforma amounts may not be representative of future disclosures because they do not take into effect proforma compensation expense related to grants made before 1997. The fair value of these options were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2000 and 1999: dividend yield of 0%; expected volatility of 320%; risk-free interest rates of 5.56%; and expected life of 4.1 and
               3.0 years, respectively.

               The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following summarizes the stock option and warrant transactions:

                                                          Weighted         Other          Weighted
                                            Employee       Average         Options        Average
                                       Stock Options      Exercise          and           Exercise
                                         Outstanding       Price        Warrants           Price
                                         -----------    -----------   ------------     ------------
        Balance, January 1, 1999                   -     $       -         731,051     $     0.120
          Granted                          9,510,000     $  .033            60,000     $     0.110
          Exercised                               -      $       -               -     $         -
          Canceled                                -      $       -        (125,866)    $     0.110
                                         -----------    -----------   ------------     ------------

        Balance, December 31, 1999         9,510,000    $  .033            665,185     $     0.120
          Granted                            544,000    $  .806          5,490,000     $     0.484
          Exercised                       (9,000,000)   $  .033           (195,185)    $     0.104
          Canceled                          (290,000)   $  .191                  -     $     0.110
                                         -----------    -----------   ------------     ------------

                                iVOICE.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

                                                          Weighted         Other          Weighted
                                            Employee       Average         Options        Average
                                       Stock Options      Exercise          and           Exercise
                                         Outstanding       Price        Warrants           Price
                                         -----------    -----------   ------------     ------------
        Balance, December 31, 2000           764,000    $   .670         5,960,000      $    0.456
                                        ============    ===========    ===========      ==========


        Outstanding and Exercisable,
         December 31, 1999                 9,000,000    $   .033           665,185      $    0.120
                                        ============    ===========    ===========      ==========

        Outstanding and Exercisable,
         December 31, 2000                    66,620    $   .333         5,960,000      $    0.456
                                        ============    ===========    ===========      ==========

      The weighted average remaining contractual lives of the employee stock options is 4.15 years at December 31, 2000.

NOTE 12 - NON-RECURRING EXPENSES
--------------------------------
               Non-recurring expenses consisted of the following for the year ended December 31, 1999:

                    Legal Settlements (a)                $ 4,800,000
                    Merger Costs (b)                         228,000
                                                         -----------
                           Total non-recurring expenses  $ 5,028,000
                                                         ===========

               a) The Company recognized $4,800,000 of expenses relating to legal settlements. During February 2000, the Company settled a lawsuit and agreed to pay $300,000 in cash and issue 2,000,000 shares of its restricted Class A common stock valued at $4,500,000.

               b) In connection with the Reorganization Agreement, a consulting company received 2,000,000 shares of the Company's Class A common stock, valued at .114 per share or $228,000 for services performed. These shares were for services performed during the merger (see Note 2).

NOTE 13 -   SUBSEQUENT EVENTS
-----------------------------
               a) On January 9, 2001 The Company received $150,000 in proceeds from a put to sell 2,000,000 Class A common stock in accordance with the investment agreement with Swartz Private Equity, LLC, dated August 17, 2000. Also in conjunction with this put, the Company issued Swartz a warrant to purchase 200,000 shares of the Company's Class A common stock at $.1045 per share.

               b) On January 10, 2001 the holders of the 12% convertible debentures converted $50,000 in debenture principal and $6,559 in interest into 897,761 Class A common stock at $.063 per share in accordance with the conversion terms of the debenture agreement.

               c) On January 30, the Company issued 328,951 shares of its Class A common stock to Jerome Mahoney as partial repayment of amounts loaned to the Company by Mr. Mahoney.

               d) In January 2001, the Company filed a patent application for the iVoice Speech Enabled Name Dialer with the U.S. Patent & Trademark Office. The Name Dialer is an automatic phone dialing system. The system imports the necessary contact information for dialing (names and phone numbers) from almost any PIM or contact manager, including, Microsoft Outlook, ACT, and Gold Mine. The imported names are then transcribed, through software, into a set of phonemes to be used for voice recognition. When the end user picks up the handset, the call is automatically transferred through the PBX, to the Name Dialer software running on a server machine. The user simply says the name of the person (whose name came from the contact list) and the Name Dialer places the call.

               e) On February 9, 2001, the Company dismissed Merdinger, Fruchter, Rosen & Corso, P.C., as its independent accountants and engaged Mendlowitz Weitsen, LLP, as its new independent accountants. During the Company's two most recent fiscal years and through February 9, 2001, the Company did not consult with Mendlowitz Weitsen, LLP on any accounting, auditing, financial reporting or any other matters.

               f) On February 17, 2001 in accordance with the investment agreement with Swartz Private Equity, LLC, dated August 17, 2000, the commitment warrant issued on August 17, 2000, to purchase 5,490,000 shares of the Company's Class A common stock at $.484 per share was reset to $.1406.

               g) On February 20, 2001, the lawsuit brought about by Fisher Scientific International, Inc., seeking compensatory damages of $17,999 plus reasonable internal costs associated with the assistance of a voicemail installation and punitive damages of $20,000 was dismissed in arbitration with no amount being awarded.

               h) On March 12, 2001, the Company issued to all of its employees options to purchase the Company's Class A common stock at $0.10 per share. A total of 795,000 options were issued, each option contract vests with the employee at 25% per year and expire in 5 years.